Exhibit 99.1

FAIRFAX  News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, August 8, 2019

EXECUTIVE ANNOUNCEMENT

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) is pleased to announce that Jennifer Allen has been appointed Chief Financial Officer of Fairfax.  John Varnell, who was previously serving as interim Chief Financial Officer of Fairfax, will continue serving as Vice President, Corporate Development of Fairfax.

Jennifer has been with Fairfax for over 13 years, most recently serving as Vice President of Fairfax, and Chief Financial Officer of both Fairfax India Holdings Corporation (“Fairfax India”) and Fairfax Africa Holdings Corporation (“Fairfax Africa”).  As also announced today, Amy Sherk has been appointed Chief Financial Officer of Fairfax India and Fairfax Africa.  Amy has been with Fairfax for over 15 years, most recently serving as Assistant Vice President of Investment Accounting.

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, commented, “We are so fortunate to have the executive depth within our group to continue, as we have in the past, to allow our personnel to move between roles.  We thank John for his tireless dedication to Fairfax and serving as interim CFO.  Jennifer has done an outstanding job for Fairfax in all her numerous roles over the past decade.  We also know from our long relationship with Jennifer that she has both the knowledge and experience to seamlessly assume the CFO position at Fairfax.”

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946